# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 05/18/2026
Amends the filing with accession number 0001104659-21-115571
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE Red Holdings, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants") and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- Michael Robert Greene (CIK 0001881294): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- David H Rowe (CIK 0001880788): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- AE INDUSTRIAL PARTNERS FUND II-B, LP (CIK 0001732535): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- AE INDUSTRIAL PARTNERS FUND II, LP (CIK 0001732533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- AE INDUSTRIAL PARTNERS FUND II-A, LP (CIK 0001732534): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP (CIK 0001804072): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AEROEQUITY GP, LLC (CIK 0001880792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,119,271; sole dispositive power 0; shared dispositive power 2,119,271; aggregate amount beneficially owned 2,119,271 (1.1% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 107,469 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 Warrants and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.
  
  The calculation for Row 13 is based upon 198,918,728 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2026, as reported on the Issuer's most recent Form 10-Q, filed on May 7, 2026 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023, Amendment No. 4 filed on September 1, 2023, Amendment No. 5 filed on January 21, 2025, Amendment No. 6 filed on June 5, 2025, Amendment No. 7 filed on June 10, 2025, Amendment No. 8 filed on June 17, 2025,Amendment No. 9 filed on November 10, 2026, Amendment No. 10 filed on January 9, 2026, Amendment No. 11 filed on January 13, 2026, Amendment No. 12 filed on January 16, 2026, Amendment No. 13 filed on January 30, 2026, Amendment No. 14 filed on February 4, 2026, Amendment No. 15 filed on March 3, 2026, Amendment No. 16 filed on March 26, 2026, Amendment No. 17 filed on April 15, 2026, Amendment No. 18 filed on April 20, 2026, Amendment No. 19 filed on April 22, 2026 and Amendment No. 20 filed on April 24, 2026 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 21 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company's Common Stock, par value $0.0001 per share (the "Common Stock"), and reflects a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in open market transactions.

This Amendment constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 18, 2026, the Reporting Persons exercised its option to convert 46,505.13 shares of Series A Convertible Preferred Stock of the Company, par value $0.0001 per share ("Convertible Preferred Stock" and such conversion, the "Conversion") held by the Reporting Persons into shares of Common Stock in accordance with the terms of the Certificate of Designation of the Convertible Preferred Stock filed with the Delaware Secretary of State and effective October 28, 2022 (the "Certificate of Designation") and directed the Company to issue the shares of Common Stock issuable upon such conversion to the Reporting Persons. Pursuant to the terms of the Certification of Designation, the Reporting Persons received an aggregate of 15,247,586 shares of Common Stock of the Issuer in connection with the Conversion.

Following the Conversion, on May 18, 2026, the Reporting Persons sold 15,247,586 shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 21 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 200,930,530shares of Common Stock outstanding, based on (i) 198,918,728shares of Common Stock outstanding as of May 1, 2026, as reflected in the Issuer's most recent Form 10-Q for the fiscal quarter ended March 31, 2026, (ii) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons and (iii) 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026.

Holdings is the direct beneficial owner of 2,000,000 Warrants and indirect beneficial owner of 119,271 shares of Common Stock held by AE Industrial Partners LP ("AEIP"), a wholly-owned indirect subsidiary of Holdings.

AE Fund II-B is the indirect beneficial owner of the 2,000,000 Warrants and 119,271 shares of Common Stock held by Holdings and AEIP, respectively.

AE Fund II LP is the indirect beneficial owner of the 2,000,000 Warrants and 119,271 shares of Common Stock held by Holdings and AEIP, respectively.

AE Fund II-A is the indirect beneficial owner of the 2,000,000 Warrants and 119,271 shares of Common Stock held by Holdings and AEIP, respectively.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the Warrants directly held Holdings and (ii) 107,469 shares of Common Stock and 11,802 shares of Common Stock issuable in respect of restricted stock units that vest on May 22, 2026, in each case directly held by AEIP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 2,119,271 shares of Common Stock or 1.1% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 2,119,271 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

As a result of the transactions described herein, as of May 18, 2026, each of the Reporting Persons ceased to be a beneficial owner of more than five percent (5%) of the Common Stock of the Company. The filing of this Amendment constitutes an exit filing for the Reporting Persons.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions by the Reporting Persons in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market. Except as otherwise set forth herein or in the Existing 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of June 17, 2025 (incorporated by reference to Exhibit 1 to the Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on June 17, 2025).

## Signatures
- AE Red Holdings, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (05/20/2026)
- Michael Robert Greene: /s/ Michael Robert Greene, Michael Robert Greene (05/20/2026)
- David H Rowe: /s/ David H Rowe, David H Rowe (05/20/2026)
- AE INDUSTRIAL PARTNERS FUND II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (05/20/2026)
- AE INDUSTRIAL PARTNERS FUND II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (05/20/2026)
- AE INDUSTRIAL PARTNERS FUND II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (05/20/2026)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (05/20/2026)
- AEROEQUITY GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (05/20/2026)